                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                   For the Fiscal year ended February 2, 2002

                                       OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from        to
                                                       ------

                         Commission file number 1-12814

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          THE COLE NATIONAL CORPORATION
                        401(K) SAVINGS PLAN FOR EMPLOYEES
                            OF PEARLE VISION CENTERS


B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                            Cole National Corporation
                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124

                              REQUIRED INFORMATION
                              --------------------

Financial Statements
--------------------

                  The Cole National Corporation 401(K) Savings Plan For Employees of Pearle Vision Centers (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with
Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

         Report of Independent Public Accountants

         Statements of Net Assets Available for Benefits

         Statements of Changes in Net Assets Available for Benefits

         Notes to Financial Statements

         Supplemental Schedules

                  Internal Revenue Service Form 5500 - Schedule of Assets (Held at End of Year)


Note
----

                  On March 1, 2002, Cole National merged the Plan, the Cole National Corporation 401(K) Savings Plan, and Cole National Corporation 401(K) Savings Plan for Employees at Former NuVision Locations into a single Cole National Corporation 401(K) Plan.

Exhibits
--------

23       Consent of Grant Thornton LLP

99 Report of Arthur Andersen LLP regarding the Statements of Net Assets Available for Benefits of the Cole National Corporation 401(K) Plan For Employees at Pearle Vision Centers as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    THE COLE NATIONAL CORPORATION
                                    401(K) SAVINGS PLAN FOR EMPLOYEES
                                    OF PEARLE VISION CENTERS


                                      By:    /s/ Joseph Gaglioti
                                          ----------------------
Date:   July 1, 2002                      Joseph Gaglioti, Member of the Plan's
      -------------------                 Investment Committee

AUDIT REPORT

COLE NATIONAL CORPORATION 401(K) PLAN FOR EMPLOYEES AT PEARLE VISION CENTERS

DECEMBER 31, 2001 AND 2000

COLE NATIONAL CORPORATION 401(K) PLAN
FOR EMPLOYEES AT PEARLE VISION CENTERS


TABLE OF CONTENTS
-----------------





Report of Independent Public Accountants


Financial Statements:

      Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

      Notes to Financial Statements


Supplemental Schedule as of December 31, 2001:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE ADMINISTRATIVE COMMITTEE OF
COLE NATIONAL GROUP, INC.:

We have audited the accompanying statement of net assets available for benefits of the Cole National Corporation 401(k) Plan For Employees at Pearle Vision Centers (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2000 were audited by other auditors whose report dated June 21, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ GRANT THORNTON LLP


Cleveland, Ohio
June 24, 2002

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2001 and 2000


                                                       2001            2000
                                                   ------------    ------------

ASSETS

   Cash                                            $          -    $      3,667

   Investments                                       30,708,414      33,471,812

   Receivables:
      Employee contributions                             72,316          66,600
      Employer contributions                            175,786         147,403
      Interest                                            7,096           8,060
                                                   ------------    ------------

          Total receivables                             255,198         222,063
                                                   ------------    ------------

             Total Assets                            30,963,612      33,697,542


LIABILITIES

   Corrective distributions payable                           -         (18,060)
                                                   ------------    ------------

             Total Liabilities                                -         (18,060)
                                                   ------------    ------------


          NET ASSETS AVAILABLE FOR BENEFITS        $ 30,963,612    $ 33,679,482
                                                   ============    ============



     The accompanying notes to the financial statements are an integral part of this statement.

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2001




ADDITIONS
   Investment income:
      Interest                                                     $    107,678
      Dividends                                                         767,661

   Contributions:
      Employee                                                        2,144,619
      Employer                                                          206,928
                                                                   ------------

          Total additions                                             3,226,886

DEDUCTIONS
   Benefits paid to participants                                      2,565,005

   Other                                                                  3,129

   Affiliated plan transfers, net                                       153,717

   Investment losses:
      Net depreciation in fair value of investments                   3,220,905
                                                                   ------------

          Total deductions                                            5,942,756
                                                                   ------------

               NET DECREASE                                          (2,715,870)

      Net assets available for benefits:

         Beginning of year                                           33,679,482
                                                                   ------------

         End of year                                               $ 30,963,612
                                                                   ============







The accompanying notes to the financial statements are an integral part of this statement.

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



1.  SUMMARY OF PLAN

The following description of the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers (the "Plan") (formerly the Pearle Vision, Inc. 401(k) Profit Sharing Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL
-------

The Plan is a defined contribution plan covering eligible employees of Pearle, Inc. and Pearle Vision, Inc. (hereinafter collectively referred to as the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is a wholly owned subsidiary of Cole National Group, Inc.

Effective January 1, 1998, the Plan was amended to conform to the Cole National Corporation 401(k) Plan (the "Cole Plan").

ELIGIBILITY
-----------

All employees of the Company, as well as employees who were employed by Pearle, Inc. or Pearle Vision, Inc, prior to January 1, 1998, are eligible to participate in the Plan upon attaining the age of 21 and completing one year of service in which at least 1,000 hours of service are performed. Participation may begin as soon as administratively feasible following satisfaction of the eligibility requirements.

CONTRIBUTIONS
-------------

Participants may contribute up to 17% of pretax annual compensation ("Elective Deferral"), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("Rollover Contributions").

The Company makes a mandatory company-matching contribution equal to 10% of the participants' Elective Deferrals. The Company may also make a discretionary matching contribution for each plan year equal to such dollar amount or percentage of participant Elective Deferrals as determined by the Company's board of directors. The Company did not make discretionary matching contributions for the years ended December 31, 2001 or 2000.

Participant and Company contributions are subject to certain limitations imposed by law.

PARTICIPANTS' ACCOUNTS
----------------------

Each participant's account is credited with the participant's Elective Deferrals and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations of a Company contribution are based on the ratio of each participant's Elective Deferral for the Plan year to total Elective Deferrals of all participants for the Plan year. Allocations of the Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

                    NOTES TO FINANCIAL STATEMENTS - PAGE TWO

                           December 31, 2001 and 2000


1.  SUMMARY OF PLAN (CONTINUED)

VESTING
-------

Participants are immediately vested in their Elective Deferrals and Rollover Contributions plus actual earnings thereon. Participants vest in the Company's contribution portion of their accounts, plus actual earnings thereon, at the following rates:
                           1 year of service            25%
                           2 years of service           50%
                           3 years of service           75%
                           4 years of service           100%

ADMINISTRATION
--------------

The administrator of the Plan is the Administrative Committee of Cole National Group, Inc.

INVESTMENT OPTIONS
------------------

Upon enrollment in the Plan, a participant may direct the investment of their Elective Deferral contributions in whole percentage increments. The ten investment options as of December 31, 2001 are as follows:

     MERRILL LYNCH RETIREMENT PRESERVATION TRUST - Funds are invested in shares of a trust that invests in guaranteed investment contracts, obligations of U.S. Government, U.S. Government agency securities and money market instruments.

     COLE NATIONAL CORPORATION COMMON STOCK - Funds are invested in the common stock of Cole National Corporation.

     MFS EMERGING GROWTH FUND - Funds are invested primarily in common stocks of emerging growth companies, which are companies that Fund management believes are early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

     STATE STREET RESEARCH INTERNATIONAL EQUITY FUND - Funds are invested primarily in common stocks and other equity securities issued by foreign companies. Also, the Fund invests in domestic and foreign investment-grade debt securities.

     PIMCO TOTAL RETURN FUND - Funds are invested in a diversified portfolio of fixed-income securities of varying maturities, securities denominated in foreign currencies and U.S. dollar-denominated securities of foreign issuers. The Fund also buys and sells certain "derivative" instruments, contracts or options for the purpose of hedging or increasing its return.

     MERRILL LYNCH S&P 500 Index Fund - Funds are generally invested in common stocks included in the S&P 500 Index ("Index"), approximately the same weightings as the Index. The Fund may use options and futures contracts and other types of financial instruments relating to all or a portion of the Index.

     PIMCO CAPITAL APPRECIATION FUND - Funds are invested primarily in the common stocks of 60 to 100 large-market capitalization companies (those with at least $1 billion at the time of investment).

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

                   NOTES TO FINANCIAL STATEMENTS - PAGE THREE

                           December 31, 2001 and 2000



1.  SUMMARY OF PLAN (CONTINUED)

INVESTMENT OPTIONS - CONTINUED
------------------------------

     AIM BALANCED FUND - Funds are invested primarily in equities and investment-grade fixed-income securities. The fixed-income portion may include U.S. government obligations, mortgage-backed or asset-based securities, and corporate debt. Also, the Fund may invest up to 10% of its funds in bonds rated below investment-grade and up to 20% of assets in foreign securities.

     ALLIANCE TECHNOLOGY FUND - Funds are invested primarily in securities of companies expected to benefit from technological advances and improvements. Typically, funds are invested in equity securities; however, debt securities, derivatives, and preferred stocks with price-appreciation potential may be purchased. Also, the Fund may invest up to 10% of its funds in foreign securities and it may seek income by writing call options.

     DAVIS NEW YORK VENTURE FUND - Funds are invested primarily in common stocks. While the Fund invests predominantly in equity securities of companies with market capitalization of at least $5 billion, it can invest in issues of small-market capitalization companies.

Participants may change their investment elections daily.

Company contributions, which are credited to a participant's account, are allocated to the aforementioned investment options using the same percentages in effect for the participant's Elective Deferral contributions on the date of the Company contribution.

PARTICIPANT NOTES RECEIVABLE
----------------------------

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable fund. The maximum term of any loan is for five years, including loans used to acquire principal residences. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the Prime Interest Rate quoted in the Wall Street Journal on the first business day of the third month of the calendar quarter before the loan was made plus 1%. Administrative fees associated with such loans are deducted from the particular participants' accounts that incurred the expense.

PAYMENT OF BENEFITS
-------------------

On termination of service due to death, disability, retirement or separation from service of the Company, a participant may elect to have the value of the vested interest in his or her account paid as a lump-sum distribution, in installments or rolled over into another qualified plan. Furthermore, a participant may elect to withdraw all or any part of the vested interest in his or her account if, prior to termination of employment, a participant attains the age of 59 1/2 or if a participant incurs a hardship (as defined in the Plan).

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

                    NOTES TO FINANCIAL STATEMENTS - PAGE FOUR

                           December 31, 2001 and 2000


1. SUMMARY OF PLAN (CONTINUED)

EXPENSES
--------

Subsequent to the Plan being amended on January 1, 2001, all expenses and fees associated with transactions from the Plan are charged against and withdrawn from the participants' accounts. Transactional costs include, but are not limited to, charges incurred for distribution upon termination of employment, withdrawals during employment, loans, and hardship distributions. The Company discretionarily paid approximately $5,000 and $24,000 in administrative expenses for the years ended December 31, 2001 and 2000, respectively.

FORFEITURES
-----------

Forfeitures amounted to approximately $21,700 and $31,100 for the years ended December 31, 2001 and 2000, respectively. Future forfeitures will be used to reduce Company contributions for the respective year. Should participants to which such forfeitures relate return to the Plan prior to incurring five consecutive one year breaks in service, the Employer will increase the contributions to the Plan in an amount necessary to reinstate such forfeited amounts if the employee repays to the Plan the amount of any prior distribution.

REPORTABLE TRANSACTIONS
-----------------------

Reportable transactions are transactions with respect to any Plan asset that involve an amount in excess of 5% of the beginning balance of the total Plan assets. There were no non-participant directed reportable transactions in 2001 or 2000.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

VALUATION OF INVESTMENTS
------------------------

Assets of the Plan are held in trust by Merrill Lynch Trust Company (the "Trustee") whereby the Trustee acts as custodian of the Plan's investment portfolio.

Except for the Merrill Lynch Retirement Preservation Trust, the investments and changes therein have been reported by the Trustee as having been determined through the use of quoted market prices which represent the fair value of investments held by the Plan as of December 31, 2001 and 2000.

The Merrill Lynch Retirement Preservation Trust is an investment contract account that is fully benefit responsive. All activity in this account is recorded at contract value based on the guaranteed annual return. According to the Trustee of the Plan, as of December 31, 2001 contract value closely approximates the fair market value of this fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                    Cole National Corporation 401(k) Plan
                    for Employees at Pearle Vision Centers

                  NOTES TO FINANCIAL STATEMENTS - PAGE FIVE

                          December 31, 2001 and 2000



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTRIBUTIONS AND PAYMENT OF BENEFITS
-------------------------------------

Participant contributions are recognized at the payroll withholding date. Benefit payments to participants are recorded upon distribution.

ESTIMATES
---------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


3. INFORMATION FURNISHED BY TRUSTEE

Under the Plan agreement, the Trustee holds all investment assets, executes all investment transactions and distributes funds to the Plan participants in accordance with the Plan document. The financial statements have been prepared from investment information and related activity certified as complete and accurate and furnished by the Trustee.


4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds or a common trust managed by Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch"). Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


5. INVESTMENTS

The following table presents the fair values of investments, as determined by the Plan Trustee, representing 5% or more of the Plan's assets as of December 31, 2001 and 2000:

                                                             DECEMBER 31,
                                                    ----------------------------
                                                        2001             2000
                                                    ------------    ------------

   Merrill Lynch Retirement Preservation Trust       $9,774,501      $9,195,332
   PIMCO Total Return Fund                            1,949,247               -
   PIMCO Capital Appreciation Fund                    6,692,296       9,237,037
   Davis New York Venture Fund                        7,327,215       8,509,921

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

                    NOTES TO FINANCIAL STATEMENTS - PAGE SIX

                           December 31, 2001 and 2000


6. DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure about derivative financial instruments, futures, forwards, swaps, option contracts, and other financial instruments with similar characteristics.

The PIMCO Total Return Fund and Alliance Technology Fund ("the Funds") investments held by the Plan as of December 31, 2001 include derivative financial instruments. As described by the Funds' annual reports, derivative instruments are used for the purpose of hedging or increasing the Funds' return. The derivative investments in the Funds are stated at fair market value as of December 31, 2001.

Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of SFAS No. 133", and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment to SFAS No. 133". The adoption of SFAS No. 133 did not have a material impact on the Plan assets as the derivative instruments described above are stated at fair market value.

7. TAX STATUS

The Plan obtained a determination letter on April 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been subsequently amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

8. SUBSEQUENT EVENT

On March 1, 2002, Cole National merged the Cole National Corporation 401(k) Plan, the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers, and the Cole National Corporation 401(k) Plan for Employees at Former AVC/NuVision Locations into a single Cole National Corporation 401(k) Plan.

In conjunction with the Plan merger, the Company switched from Merrill Lynch as trustee of the Plan to CIGNA Bank & Trust Company, FSB. The fair market value of the total investments was transferred to CIGNA Bank & Trust Company, FSB on the effective date as follows:

                        MERRILL LYNCH                                                CIGNA
                      TRANSFERRED FROM:                                         TRANSFERRED TO:
      ---------------------------------------------------     -----------------------------------------------------
      Merrill Lynch Retirement Preservation Trust             Guaranteed Income Fund
      Cole National Corporation Common Stock                  Cole National Corporation Common Stock
      MFS Emerging Growth Fund                                Large Cap Growth/Dresdner RCM
      State Street Research International                     Templeton Foreign
      PIMCO Total Return Fund                                 State Street Global Advisors Intermediate Bond
      Merrill Lynch S&P 500 Index Fund                        S&P 500 Index Fund
      PIMCO Capital Appreciation Fund                         S&P 500 Index Fund
      AIM Balanced Fund                                       CIGNA Lifetime50
      Alliance Technology Fund                                Alliance Technology Fund
      Davis New York Venture Fund                             Large Cap Value Fund/Wellington Management

                      Cole National Corporation 401(k) Plan
                     for Employees at Pearle Vision Centers

                   NOTES TO FINANCIAL STATEMENTS - PAGE SEVEN

                           December 31, 2001 and 2000


8. SUBSEQUENT EVENT (CONTINUED)

The Plan will cease operation upon merger into the Cole National Corporation 401(k) Plan. Although it has not expressed any intent to do so, Cole National Group, Inc. reserves the right under the Cole National Corporation 401(k) Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


9. RECONCILIATION TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

                Benefits paid to participants per the
                   financial statements                                            $2,565,005
                Add amounts allocated to withdrawing
                   participants at December 31, 2001                                   18,384
                                                                              ----------------
                BENEFITS PAID TO PARTICIPANTS PER FORM 5500                        $2,583,389
                                                                              ================


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

                           Cole National Corporation 401(k) Plan
                           for Employees at Pearle Vision Centers

                                   SCHEDULE H, LINE 4i -
                          SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                     December 31, 2001

                         Employer Identification Number: 38-1412890
                                      Plan Number: 002

                                                                                                               CONTRACT OR
                                                                                                                 MARKET
                                           ISSUER                                                                 VALUE
---------------------------------------------------------------------------------------------               ------------------

SHORT-TERM SECURITIES
---------------------
*  Merrill Lynch Retirement Preservation Trust                                                                     $9,774,501

COMMON STOCK
------------
*  Cole National Corporation Common Stock                                                                             294,745

MUTUAL FUNDS
------------
    MFS Emerging Growth Fund                                                                                        1,044,451
    State Street Research International Equity Fund                                                                   670,318
    PIMCO Total Return Fund                                                                                         1,949,247
*   Merrill Lynch S&P 500 Index Fund                                                                                  221,094
    PIMCO Capital Appreciation Fund                                                                                 6,692,296
    AIM Balanced Fund                                                                                               1,202,697
    Alliance Technology Fund                                                                                          167,100
    Davis New York Venture Fund                                                                                     7,327,215
                                                                                                            ------------------

        Total Mutual Funds                                                                                         19,274,418


*  Participant notes receivable (interest rates ranging from 7% to 10.5%)                                           1,364,750
                                                                                                            ------------------

                                                                           TOTAL INVESTMENTS                      $30,708,414
                                                                                                            ==================



            *  Indicates a party-in-interest to the Plan



The accompanying notes to the financial statements are an integral part of this schedule.